Exhibit D.9(a): Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 1, 2004 in this annual report (Form 40-F) of Canadian Imperial Bank of Commerce for the year ended October 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 13, 2004